EXHIBIT 99.1

Costamare Inc. Reports Results for the Second Quarter and  Six-Months Ended June 30, 2018

MONACO, July 24, 2018 (GLOBE NEWSWIRE) -- Costamare Inc. (“Costamare” or the “Company”) (NYSE:CMRE) today reported unaudited financial results for the second quarter and six-months ended June 30, 2018.

  Adjusted Net Income available to common stockholders of $10.5 million or $0.10 per share and $23.8 million or $0.22 per share for the three-months and the six-months ended June 30, 2018, respectively.
  Ordered five newbuild containerships from Jiangsu Yangzijiang Shipbuilding Group, each of approximately 12,690 TEU capacity. Upon their delivery, which is expected between the second quarter of 2020 and the second quarter of 2021, the vessels will commence a ten-year time charter to Yang Ming Marine Transport Corp.
  Agreed to purchase two 2013-built, 4,957 TEU wide-beam sister containerships Megalopolis and Marathopolis. Megalopolis was delivered in July and Marathopolis is expected to be delivered latest by the end of September 2018. Both vessels have a seven-year charter with Maersk Line.
  Chartered in total 20 vessels over the quarter (excluding the five newbuilds and the two recent secondhand acquisitions).
  Declared dividend of $0.10 per share on its common stock and dividends on all four classes of its preferred stock.
  Members of the Konstantakopoulos family have decided, as has been the case since June 2016 when our Dividend Reinvestment Plan was implemented, to reinvest in full their cash dividends for the quarter in new shares.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail

New Business Developments

A. New acquisitions

  In May 2018, we ordered five newbuild containerships from Jiangsu Yangzijiang Shipbuilding Group, each of approximately 12,690 TEU capacity. The vessels are expected to be delivered between the second quarter of 2020 and the second quarter of 2021, and upon delivery, they will commence a ten-year time charter to Yang Ming Marine Transport Corp.
  In June 2018, we agreed to purchase two 2013-built, 4,957 TEU wide-beam containerships, the Megalopolis and the Marathopolis. On July 11, 2018, we took delivery of the Megalopolis which commenced its 7-year time charter with Maersk. Delivery of the second vessel is expected latest by the end of September 2018, following which it will commence its 7-year charter to Maersk.

B. New financing transactions

  In July 2018, we entered into a financing agreement for the 2013-built, 4,957 TEU containerships Megalopolis and Marathopolis with a European financial institution. The loan facility will be repayable over 7 years.

C. Vessel disposals

  In June 2018, we sold for demolition the 1988-built, 3,842 TEU container vessel Itea.
  In July 2018, we agreed to sell for demolition the 1998-built, 1,645 TEU container vessel Padma. The sale is expected to be concluded by the end of July 2018.

D. New charter agreements

  The Company has chartered in total 20 vessels over the quarter. More specifically, the Company:
  -  Agreed to extend the charter of the 2017-built, 11,010 TEU containership Cape Sounio with ZIM for a period starting from August 4, 2018 and expiring at the charterers’ option during the period from March 4, 2019 to May 4, 2019, at a daily rate of $30,700.
  -  Agreed to extend the charter of the 2000-built, 6,648 TEU containerships Sealand Washington, Sealand Michigan and Sealand Illinois from their original earliest redelivery dates to the period starting from March 1, 2022 to October 1, 2022, at charterers’ option. The new daily rate will be a fixed rate from their original earliest redelivery dates until March 1, 2019 and from thereon a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions from March 1, 2019 until expiry of the charter.
  -  Agreed to extend the charter of the 2003-built, 6,644 TEU containerships Maersk Kolkata, MSC Kingston and Maersk Kalamata from their original earliest redelivery dates to the period starting from March 1, 2022 to October 1, 2022, at charterers’ option. During the extension period, the new daily rate will be a base rate, adjusted pursuant to the terms of a profit/loss sharing mechanism based on market conditions until expiry of the charter.
  -  Extended the charter of the 2000-built, 6,648 TEU containership Maersk Kobe with Maersk for a period ranging from February 15, 2019 to May 15, 2019 at a daily rate of $16,000.
  -  Agreed to extend the charter of the 2000-built, 6,648 TEU containership Sealand New York with Maersk for a period of 2 to 4 weeks at charterers’ option, starting from August 8, 2018, at a daily rate of $16,950.
  -  Agreed to extend the charter of the 2005-built, 2,556 TEU containership CMA CGM L’Etoile with CMA CGM for a period starting from June 10, 2018 and expiring at the charterers’ option during the period from March 1, 2019 to June 30, 2019, at a daily rate of $12,250.
  -  Agreed to extend the charter of the 2004-built, 2,586 TEU containership Lakonia with Evergreen for a period of 5 to 8 months at charterers’ option, starting from August 4, 2018, at a daily rate of $11,300.
  -  Agreed to charter the 1996-built, 1,504 TEU containership Prosper with Evergreen for a period starting from June 18, 2018 and expiring at the charterers’ option during the period from January 5, 2019 to March 5, 2019, at a daily rate of $10,100.
  -  Agreed to extend the charter of the 1991-built, 2,023 TEU containership MSC Sierra II with MSC for a period of 11 to 13 months at charterers’ option, starting from July 1, 2018, at a daily rate of $9,170.
  -  Agreed to extend the charter of the 1991-built, 2,023 TEU containership MSC Namibia II with MSC for a period of 11 to 13 months at charterers’ option, starting from August 2, 2018, at a daily rate of $9,170.
  -  Agreed to extend the charter of the 1995-built, 1,162 TEU containership Zagora with MSC for a period starting from June 1, 2018 and expiring at the charterers’ option during the period from May 1, 2019 to July 1, 2019, at a daily rate of $7,800.
  -  Agreed to extend the charter of the 1994-built, 1,162 TEU containership Petalidi with CMA CGM for a period of 2 to 4 months at charterers’ option, starting from June 26, 2018, at a daily rate of $8,300.
  -  Agreed to charter the 2008-built, 1,300 TEU containership Michigan with EMES Feedering SRL for a period of  10 to 20 days at charterers’ option, starting from July 14, 2018, at a daily rate of $8,500.
  -  Agreed to extend the charter of the 2004-built, 4,992 TEU containership Piraeus for a period of about 126 to 168 days, starting from June 2, 2018.
  -  Exercised its option with ZIM to extend the charters of the 2002-built, 4,992 TEU sister containerships, ZIM Shanghai and Zim New York for the period starting from October 1, 2018 to October 1, 2019, at a market rate plus $1,100 per day per vessel.

E. Dividend announcements

  On July 2, 2018, we declared a dividend for the quarter ended June 30, 2018, of $0.10 per share on our common stock, payable on August 8, 2018, to stockholders of record as of July 23, 2018.
  On July 2, 2018, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock which were all paid on July 16, 2018 to holders of record as of July 13, 2018.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter the Company delivered profitable results.

As already announced, we entered into a ten-year charter agreement with Yang Ming for five 12,690 TEU new buildings to be delivered between the second quarter of 2020 and the second quarter of 2021.

Last week we finalized the debt financing of the two recently acquired 4,957 TEU wide-beam vessels with a leading European financial institution. We have accepted delivery of the first ship, which commenced its 7-year charter to Maersk.

As common during this period of the year, the market has softened over the last few weeks, and a falling demand for tonnage has pushed up the idle fleet. However, we have chartered 27 ships during the quarter, including our recent acquisitions.

Finally, on the dividends, we declared our 31st consecutive quarterly dividend since going public. Members of the Konstantakopoulos family have decided, as has been the case since June 2016, to reinvest in full their cash dividends in new shares.”